UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 6)

RC2 Corporation
(Name of Subject Company)
RC2 Corporation
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
749388104
(CUSIP Number of Class of Securities)

Curtis W. Stoelting
Chief Executive Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oak Brook, Illinois 60523
(630) 573-7200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
James M. Bedore, Esq.
Reinhart Boerner Van Deuren s.c.
1000 North Water Street, Suite 1700
Milwaukee, Wisconsin 53202
(414) 298-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by RC2 Corporation, a Delaware corporation (the “Company” or “RC2”), on March 24, 2011 (which, together with this Amendment No. 6, Amendment No. 5 filed on April 19, 2011, Amendment No. 4 filed on April 12, 2011, Amendment No. 3 filed on April 11, 2011, Amendment No. 2 filed on April 8, 2011, Amendment No. 1 filed on March 29, 2011 and any subsequent amendments or supplements thereto, collectively, constitute the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Galaxy Dream Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned indirect subsidiary of TOMY Company, Ltd., a company organized under the laws of Japan (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share, at a purchase price of $27.90 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 24, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     This Amendment No. 6 is being filed to reflect certain updates as reflected below. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 6.
     Item 8. Additional Information.
     Item 8, “Additional Information,” is hereby amended by adding the following at the end of the subsection on page 35 of the Schedule 14D-9 entitled “Certain Litigation”:
     “On April 20, 2011, the DuPage County Court denied Broad St.’s motion to remove lead plaintiff’s counsel in the DuPage County Action and to enjoin the consummation of the Offer and the Merger.”
     Item 8, “Additional Information” is hereby amended and supplemented by adding the following subsection at the end of such Item:
     “(l) Expiration of Offer; Subsequent Offering Period.
     On April 21, 2011, Parent issued a press release announcing the expiration of the initial offering period, the successful completion of the Offer and the commencement of a subsequent offering period for all remaining untendered shares of Common Stock. Parent and the Purchaser have advised the Company that, based on information from Computershare Trust Company, N.A., the depositary for the Offer, as of the expiration of the initial offering period at 12:00 Midnight, New York City time, at the end of Wednesday, April 20, 2011, an aggregate of 19,357,708 shares of Common Stock (including approximately 719,638 shares of Common Stock subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 89.4% of the total outstanding shares of Common Stock. All shares of Common Stock that were validly tendered and not validly withdrawn have been accepted for purchase by the Purchaser. The Purchaser will promptly pay for such shares of Common Stock at the Offer Price.
     The Purchaser has commenced a subsequent offering period on April 21, 2011 for all remaining untendered shares of Common stock expiring at 12:00 Midnight, New York City time, at the end of Monday, April 25, 2011. During the subsequent offering period, holders of shares of Common Stock who did not previously tender their shares of Common Stock in the Offer may do so and will promptly receive the same $27.90 per share cash consideration paid during the initial offering period. The Purchaser will immediately accept for payment all shares of Common Stock validly tendered during this subsequent offering period, and payment will be made promptly after acceptance, in accordance with the terms of the Offer. The procedures for accepting the Offer and tendering shares of Common Stock during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that (i) guaranteed delivery procedures may not be used during the subsequent offering period and (ii) shares of Common Stock tendered during the subsequent offering period may not be withdrawn.”

     Item 9. Exhibits.
     Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibit thereto:
     “(a)(1)(J) Press release issued by TOMY Company, Ltd on April 21, 2011 (incorporated by reference to Exhibit (a)(5)(C) to Amendment No. 5 to the Schedule TO filed by Galaxy Dream Corporation and TOMY Company, Ltd on April 21, 2011).”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 21, 2011	RC2 CORPORATION
	BY	/s/ Peter A. Nicholson
Peter A. Nicholson, Chief Financial Officer

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